Filed Pursuant to Rule 433

Registration Statement No. 333-256848

Issuer Free Writing Prospectus Relating to

Preliminary Prospectus Supplement Dated May 16, 2022 and

Prospectus dated June 7, 2021

PRICING TERM SHEET

May 16, 2022

$400,000,000 4.800% SENIOR NOTES DUE 2032

Issuer:	Globe Life Inc.

Expected Ratings*:	Baa1 (Moody’s) / A (S&P) / BBB+ (Fitch)

Title of Securities:	4.800% Senior Notes due 2032 (the “Notes”)

Security Type: Format: Trade Date:	Senior Unsecured Fixed Rate Notes SEC Registered May 16, 2022

Settlement Date:	May 19, 2022 (T + 3)*

Maturity Date:	June 15, 2032

Principal Amount:	$400,000,000

Interest Payment Dates:	June 15 and December 15 of each year beginning December 15, 2022

Coupon (Interest Rate):	4.800% per annum

Yield to Maturity:	4.841%

Benchmark Treasury:	2.875% due May 15, 2032

Benchmark Treasury Price / Yield:	99-27+ / 2.891%

Spread to Benchmark Treasury:	+195 basis points

Price to Public:	99.672% of the principal amount, plus accrued interest, if any

Underwriting Discount:	0.65%

Net Proceeds (Before Expenses):	$396,088,000

Optional Redemption:

Prior to the Par Call Date (as set forth below), we may redeem the notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate (as defined below) plus 30 basis points, less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, we may redeem the notes at our option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Par Call Date	March 15, 2032 (three months prior to the maturity date of the Notes)

CUSIP / ISIN:	37959E AB8 / US37959EAB83

Joint Book-Running Managers:	BofA Securities, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	Regions Securities LLC PNC Capital Markets LLC Truist Securities, Inc. Comerica Securities, Inc. KeyBanc Capital Markets Inc. Siebert Williams Shank & Co., LLC

*Note: Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed an effective registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you copies of the preliminary prospectus supplement and accompanying prospectus, and, when available, the final prospectus supplement relating to the offering if you request it by contacting BofA Securities, Inc. toll-free at 1-800-294-1322, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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